Filed by: Anthem, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.

Commission File Number for Related Registration Statement: 333-110830

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the proposed transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to the Anthem’s Annual Report on Form 10-K for the year ended December 31, 2003, WellPoint’s Annual Report on Form 10-K for the year ended December 31, 2002 and Anthem’s and WellPoint’s Quarterly Reports on Form 10-Q for the reporting periods of 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Anthem has filed on November 26, 2003 a preliminary registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with Anthem’s proposed merger with WellPoint. Anthem will file a final registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

PARTICIPANTS IN SOLICITATION

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem’s Current Report on Form 8-K, which was filed with the SEC on October 27, 2003, contains information regarding Anthem’s participants and their interests in the solicitation. Information concerning WellPoint’s participants is set forth in the proxy statement, dated March 31, 2003, for WellPoint’s 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Anthem made the following presentation on March 4, 2004:

Jeff & Dave’s Conference Lake Wales Florida

Mike Smith March 4, 2004

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This presentation contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This presentation may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement / prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

PARTICIPANTS IN SOLICITATION

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem’s Current Report on Form 8-K, which was filed with the SEC on October 27, 2003, contains information regarding Anthem’s participants and their interests in the solicitation. Information concerning WellPoint’s participants is set forth in the proxy statement, dated March 31, 2003, for Wellpoint’s 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Anthem, Inc. Update
• Anthem Profile
• Pending Merger
• A Gathering Storm of Issues

Anthem Profile

• Full range of healthcare and specialty • Regional business model products

• National capabilities

• Among the fastest growing healthcare

• BCBS licenses in 9 states companies

• #1 market share in 8 of 9 states

• 11.9 million medical members

A Diversified Health Benefits Company

Specialty Products

Membership (mm)

Pharmacy5.3

Dental2.5

Life0.9

New Specialty Products

Behavioral Health3.0

Vision0.4

Executing a Simple Strategy

Grow Profitable Enrollment

Reduce Administrative Costs

Optimize the Cost of Healthcare, While Improving the Health of Our Members

Provide Distinctive Service

Strong Cash Management

Drivers to Success

Customers Are First Regional Model Disciplined Focus

Profitable Enrollment Growth

9% Same Store CAGR, 1999—2004E

Acquisition-related membership in the applicable year

Administrative Expense Discipline

Strategies For Improvement

• Systems consolidation

• Shared service platform

• Investments in technology

• Process improvements

Strong Financial Momentum

Diluted EPS Operating Revenue

Strong Cash Management

Operating Cash Flow

Net Income Cash Flow

Total Assets and Investment Portfolio

At December 31 of the Indicated Year

Cash and Invested Assets Other Assets

WellPoint Merger Taking the Next Step

Nation’s Leading Health Benefits Company

Combined size and scale creates leadership position in industry

Geographic diversification with local focus and national reach

Growth opportunities in regional and national markets

Building on combined strength to create operating synergies

Operational excellence with strong, consistent performance

– Collaborative relationships with key constituents

– Excellent track record of integration

– Superior financial strength to invest in the future

Complementary cultures and customer-focused management team

Transaction Summary

Value: $16.4 billion

Consideration Per WLP Share: 1 ATH share + $23.80 cash Headquarters: Indiana Chairman: Leonard Schaeffer President and CEO: Larry Glasscock

Expected Closing: Mid year 2004 Combined 2003 Reported

Membership: 27 million Revenue: $37.1 billion

Earnings: $1.7 billion

WellPoint + Anthem .. . .

. . . A Very Compelling Transaction . . .

• Geographic diversification with strong local focus and national reach

• Diversified membership base

• Realize significant growth potential in ISG, national accounts and specialty businesses

• Leverage technology

Enhance product offerings, customer service and relationships with physicians and hospitals

Better data management for clinical decision-making

Improve productivity

• Identified synergies lower administrative expenses

Leading Market Positions

Anthem WellPoint

UNICARE and HealthLink >100K members

A Gathering Storm of Issues

Industry Challenges and Opportunities

Rising Healthcare Aging Costs Population

Consumer

Uninsured Perceptions

Drivers of Health Care Costs—the Facts

• Population dynamics: an aging population with chronic diseases

• Medical technology and treatment advances

• Medical errors; poor quality care

• Consumer education, information, navigating the complex system

• Unnecessary care; duplication of medical services

• Administrative costs: hospitals, insurers, medical practices

• Physician and hospital compensation incentives

Drivers of Health Care Costs—The Perceptions

Media Perceptions

Business Decision-Makers Perceptions

Sources: BCBSA Survey; American Viewpoint, January 2002; NFO Worldwide, December 2001

The Percentage of the Health Care Bill Paid by Consumers has Declined Over 25 Years

	1980	1990	2000
Consumer
			17
out-of-pocket—-	27	23
expense
			40
Private	33	38
Insurance
	17		19
Medicare		18
Medicaid	11	11	17
	12	10	7
Other*
100% ($ Millions) =	$214	$609	$1,130

*Includes VA, DOD, other public assistance Source CMS

National Health Expenditures

National health expenditures are expected to rise

Strategies to Manage Health Care Costs

Healthy

At Risk Behaviors

Waiting to Happen Most Complexly ill

Strategies

Advanced Care Disease Management, of at-risk patients Prevention and education

Wellness and product approaches

The Future

• Disease and care management expands as Medicare reimburses care coordination

• Agreed upon outcomes measurement

• Greater transparency regarding hospital and physician performance in the management of chronic disease

• Greater patient self management and shared decision-making

• Medical care is better matched with scientific evidence

• Removing the inefficiency in the health care system can allow payment for clinical advancements

Advanced Care Management and Disease Management

• Disease management defines members/patients by presence of a diagnosis.

Enhanced by stratification and management strategies

• High risk population-based case management, or Advanced Care Management, defines members/patients on the basis of risk of future resource use. Chronic and complex illness(es) are common.

• Both use increasingly sophisticated predictive models to focus interventions

Anthem Care Counselor:

A Controlled Study of Disease Management

Average # of

# of Average % of Males/ Comorbid Cost Admits Patients Age Females Conditions PMPM / 1000

Control

756 53 54% / 46% 2.00 $2,189 1,997 Group

Intervention

1,154 55 58% / 42% 2.04 $2,186 1,898 Group

Diseases: Stroke, renal failure, heart failure, diabetes, coronary disease, obstructive lung disease

Anthem Care Counselor: Clinical Outcomes

• 13% stopped smoking; 19% following low cholesterol diet

• 13% with Coronary Artery Disease (CAD) reduced cholesterol levels to below 200

• 27% increase in Heart Failure (HF) members weighing themselves daily

• Diabetic members improved in key areas

• 65% followed a regular exercise program

• Extremely high satisfaction scores of 96%

Proactive Care Management Participants Members with Diabetes

Pre-Program Post-Program

Anthem Care Counselor – Financial Outcomes: Reductions in Costs

Percent Reductions in PMPM Costs

Control Group Intervention Group

Holistic Approach: Benefit Design

Employee Perspective

• Increased involvement in healthcare decisions

• Technology-enabled tools for self-management

• Demand that nothing comes between them and their doctor

• Product choice and hassle-free

Employer Perspective

• Stabilize benefit costs or affordable solutions

• Seek more choice for employees

• Competitive benefits attract and retain the best people

• New financing vehicles for “storable” future employee benefits

Holistic Approach: Benefit Design

PCA Product Components—How They Work

Anthem ByDesign:

A Consumer-Centric Solution

• Innovative, market-based solution that provides more choice and helps control health care costs for employers and their employees

• Customization & personalization

Total benefits solution

Cost control

Ease of administration

Employee involvement in managing their health care

Added value through Anthem special services / programs

• Provides more choice and flexibility to meet employee needs and give them the right tools to manage and improve their health

MyHealth@Anthem

• Health information resource meets market demands for online resources that allow members to better manage their health

• Interactive, personalized content is medically certified and reviewed consistently

• Encourages doctor-patient communication and cultivation of relationships resulting in improved health care

• Integrated with offline disease management programs

MiSalud@Anthem:

A Spanish Health Resource

Offers culturally specific information and interactive services to our diverse membership Meets demands of the growing Spanish-speaking population Meets Spanish-speaking population’s online needs; three of four Spanish-speaking people who have Internet access have searched for health care information online Expands potential membership in certain markets

Enhancing Affordability and Product Value

% Spread: Highest Priced to Lowest Price Product

2001 Price Range Spread 2003 Price Range Spread

Health Care Quality: An Overview

• Institute of Medicine Reports: To Err is Human and Crossing the Quality Chasm:

Medical errors account for 50,000—100,000 deaths each year in hospitals; more than from breast cancer, AIDS or motor vehicle accidents.

US health care system does not apply evidenced-based medical knowledge; nor is there a system of care for chronic illness

• 58% of health care providers acknowledge serious quality defects.

• 55% of all internet users access health care; consumer confidence is eroding in all components of healthcare

• Employers, through Leapfrog, are beginning to address quality

• Reimbursement models and financial incentives don’t recognize and reward quality

• The market is purchasing on cost and access; no health care market currently competes on the basis of improving quality, yet quality may reduce costs

Health Care Quality Problems Institute of Medicine Categories

• Overuse – provision of a health care service when potential harm exceeds possible benefits

• Underuse – failure to provide a health care service that would have produced a favorable outcome for a patient

• Misuse – provision of appropriate services but with a preventable complication

Common Health Services Documented to be Overused

• Antibiotics • Cardiac pacemakers

• Tranquilizers • Hysterectomy

• Sedatives • Upper GI endoscopy

• Non-steroidal anti- • Coronary angiography inflammatory drugs • Tympanostomy tubes

• Endarterectomy • SSRI’s

Causes of Overuse in Health Care

• Misaligned incentives

• Enthusiasm for new technology

• Lack of appreciation for harmful effects

• PCP-Specialist referral patterns and incentives

• Social and cultural norms of “activism”

• Fear of malpractice

Proven Effective Interventions That Are Underused

• Heart attack care • Inhaled steroids

• Breast cancer care • Depression detection and treatment

• Hypertension detection and treatment • ACE inhibitors in heart failure

• Anticoagulation in atrial fibrillation • Diabetic retinal exam

• Immunizations • Prenatal care

• Mammography

Causes of Underuse in Health Care

• Barriers to accessing care

Lack of insurance

Co-payments/deductibles

Restricted benefits

• Clinician knowledge deficits

Rapid accumulation of medical knowledge

• Inadequate supporting processes

Medical records

Information technology

Processes of care

Improving Health Care: Financial Incentives for Quality

• Dominant methods of payment today don’t achieve goal of clinical quality.

Fee-for-service payments encourage overuse

Capitated payments encourage underuse

Neither systematically rewards excellence in quality

• Strategy is undercut by difficulties in measuring quality and adjusting for risk in a way that means something to consumers.

• Some early experiments in rewarding quality with more favorable payments, but very limited.

Improvement on Clinical Efficiency: Impact on Net Income to Hospitals

Payment Mechanism
Improvement to	Discounted	Per	Per Case	Shared
Cost Structure	FFS	Diem	(DRG)	Risk
Decrease unit cost

Rewarding High Scores Creates a Tangible Incentive for Progress

Reimbursement Increase Schedule

Proportion of rate increase based on clinical quality Base increase in hospital contract rate

Uninsured Opportunity

	Uninsured		Potential Solutions
18 million
•		• Demonstrate value	• Existing
Moderate to high income
		• Potential tax subsidies	commercial
•	11.4 million earn >300%
	FPL		programs
•	6.4 million earn
200–299% FPL
	14 million	• Enrollment programs	•
		• Education	Existing Medicaid
•	Eligible for public	• Community outreach	and SCHIP
	programs but not		Programs
enrolled
•	Earn <100% FPL
	9 million	• Increased State	• Expanded
•	Low income, not eligible	funding ?	government
	for public programs	• Federal assistance?	programs ?
•	Earn 100- 199% FPL

Source: NIHCM Foundation, 2002, RWJF-sponsored project. Based on 2001 data.

Questions?